SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

Report of Foreign Issuer

Additional Submission For the month of March 2004.

QI Systems Inc. (SEC File No: 0-30948)

(Translation of registrant's name into English)

Unit 101, 3820 Jacombs Road, Richmond, British Columbia, CANADA, V6V 1Y6

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F X Form 40-F ____]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ____ No _X___]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QI Systems Inc.

(Registrant)

Date: April 28, 2004 By:* Steven R. Garman (Signature)*

Steven R. Garman

President & CEO

QI System Inc.

*Print name and title under the signature of the signing officer

British Columbia Securities Commission

Quarterly and Year End Report

BC Form 51-901F

ISSUER DETAILS

NAME OF ISSUER FOR QUARTER ENDED DATE OF REPORT

Y M D

QI SYSTEMS INC. March 31, 2004 2004 05 27

ISSUER'S ADDRESS

Unit 101 – 3820 Jacombs Road

CITY PROVINCE POSTAL CODE ISSUER FAX NO. ISSUER TELEPHONE NO.

Richmond BC V6V 1Y6 604-248-2306 604-248-2301

CONTACT PERSON CONTACT´S POSITION CONTACT TELEPHONE NO.

Steven R. Garman President and Chief Executive Officer 604-248-2301

CONTACT´S EMAIL ISSUER´S WEBSITE

sgarman@qisystems.ca www.qisystems.ca

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

2004 05 27

Y M D

“Steven R. Garman” - signed Steven R. Garman

DIRECTOR'S SIGNATURE PRINT FULL NAME DATE SIGNED

2004 05 27

Y M D

“Matthew Yugovich” – signed Matthew Yugovich

DIRECTOR'S SIGNATURE PRINT FULL NAME DATE SIGNED

SCHEDULE A – FINANCIAL STATEMENTS

QI SYSTEMS INC.

QUARTERLY REPORT - FOR THE THREE AND NINE MONTHS ENDED MARCH 31, 2004

- NOT REVIEWED BY THE COMPANY´S EXTERNAL AUDITORS -

QI SYSTEMS INC.
Consolidated Balance Sheet
Unaudited – Expressed in US Dollars

As at March 31, 2004 and June 30, 2003

March 31, 2004 June 30, 2003
Assets
Current assets
Cash and cash equivalents	14,362	-
Accounts receivable, net of allowances	48,187	36,194
Other receivables	18,853	-
Prepaid expenses	11,977	9,328
Inventory	192,681	188,334
	286,060	233,856
Property and equipment	14,065	17,171
	300,125	251,027
Liabilities
Current liabilities
Bank overdraft	-	8,850
Accounts payable and accrued liabilities	532,454	812,643
Shareholder loans	17,262	119,500
Deferred revenue	12,268	-
	561,984	940,993

Shareholders´ Equity
Capital stock	10,601,657	9,419,686
Deficit	(10,794,350)	(1(10,051,945)
Cumulative translation adjustment	(69,166)	(57,707)
	(261,859)	(689,966)
	300,125	251,027

Approved by the Board

“Steven R. Garman” “Matthew Yugovich”

Director Director

QI SYSTEMS INC.
Consolidated Statements of Operations and Deficit
Unaudited – Expressed in US Dollars

For the Three Months Ended March 31, 2004 and 2003

March 31, March 31,
2004 2003

Sales	76,323	128,574

Cost of sales	12,784	17,778

Gross profit	63,539	110,796

Expenses
General and administrative	108,186	74,793
Research and development	54,434	90,570
Sales and marketing	44,826	33,868
Interest and bank charges	3,626	-
Amortization	1,177	-
Bad debt	-	-
Foreign exchange (gain) or loss	1,790	-
	214,039	199,231
Other income
Other income	886	55

Operating Loss before income taxes	(149,614)	(88,380)

Provision for income taxes	-	-

Loss for the period	(149,614)	(88,380)

Deficit, beginning of period	(10,644,736)	(9,598,580)

Deficit, end of period	(10,794,350)	(9,686,960)

Basic and diluted loss per share	($0.0084)	($0.0050)

QI SYSTEMS INC.
Consolidated Statements of Operations and Deficit
Unaudited – Expressed in US Dollars

For the Nine Months Ended March 31, 2004 and 2003

March 31, March 31,
2004 2003

Sales	236,978	370,579

Cost of sales	70,918	78,712

Gross profit	166,060	291,867

Expenses
General and administrative	592,143	273,867
Research and development	205,366	268,315
Sales and marketing	123,905	95,066
Interest and bank charges	4,668	-
Amortization	3,569	-
Bad debt	-	-
Foreign exchange (gain) or loss	(14,509)	-
	915,142	637,248
Other income
Other income	6,677	191

Operating Loss before income taxes	(742,405)	(345,190)

Provision for income taxes	-	-

Loss for the period	(742,405)	(345,190)

Deficit, beginning of period	(10,051,945)	(9,341,770)

Deficit, end of period	(10,794,350)	(9,686,960)

Basic and diluted loss per share	($0.0384)	($0.0226)

QI SYSTEMS INC.
Consolidated Statements of Cash Flows
Unaudited – Expressed in US Dollars

For the Three Months Ended March 31, 2004 and 2003

March 31, March 31,
2004 2003

Cash flows from operating activities

Loss for the period	(149,614)	(88,380)
Items not affecting cash -
Amortization of property and equipment	1,177	-
Gain on settlement of debt	(892)	-
	(149,329)	(88,380)
Changes in non-cash working capital items -
Accounts receivable	(21,839)	(30,155)
Prepaid expenses	2,238	(2,804)
Inventory	2,176	(7,460)
Accounts payable and accrued liabilities	(98,738)	112,759
Unearned revenue	7,755
	(257,737)	(16,040)

Cash flows from financing activities
Repayment of shareholders´ loans	(7,903)	36,900
Issuance of capital stock	312,000	-
Settlement of debt with issuance of capital stock	-	-
	304,097	36,900

Cash flows from investing activities
Purchase of property and equipment	-	-
	-	-

Foreign exchange effect	(4,437)	(20,510)

Increase (Decrease) in cash and cash equivalents	41,923	350
Cash and cash equivalents, beginning of period	(27,562)	44,841
Cash and cash equivalents, end of period	14,361	45,191

QI SYSTEMS INC.
Consolidated Statements of Cash Flows
Unaudited – Expressed in US Dollars

For the Nine Months Ended March 31, 2004 and 2003

March 31, March 31,
2004 2003

Cash flows from operating activities

Loss for the period	(742,405)	(345,190)
Items not affecting cash -
Amortization of property and equipment	3,569	-
Gain on settlement of debt	(5,514)	-
	(744,350)	(345,190)
Changes in non-cash working capital items -
Accounts receivable	(30,846)	(58,804)
Prepaid expenses	(2,649)	(3,364)
Inventory	(4,347)	44,884
Share subscriptions	-	815,994
Accounts payable and accrued liabilities	(280,189)	(225,039)
Unearned revenue	12,268	(25,000)
	(1,050,113)	203,481

Cash flows from financing activities
Repayment of shareholders´ loans	(102,238)	(289,515)
Issuance of capital stock	768,630	100,000
Settlement of debt with issuance of capital stock	413,341
	1,079,733	(189,515)

Cash flows from investing activities
Purchase of property and equipment		-
		-

Foreign exchange effect	(6,409)	(52,736)

Increase (Decrease) in cash and cash equivalents	23,211	(38,770)
Cash and cash equivalents, beginning of period	(8,850)	83,961
Cash and cash equivalents, end of period	14,361	45,191

QI SYSTEMS INC.
Notes to Financial Statements
Unaudited – Expressed in US Dollars

For the Nine Months Ended March 31, 2004 and 2003

1. Basis of presentation

The accompanying unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information and do not include all information and footnote disclosures required for an annual set of financial statements. In the opinion of management, all adjustments necessary for fair presentation of the Company´s financial position, results of operations and cash flows as at March 31, 2004 and for other periods presented, have been included.

Interim results are not necessarily indicative of the results to be expected for the fiscal year as a whole. These unaudited consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company´s audited financial statements for the fiscal year ended June 30, 2003.

2. Significant accounting policies

These interim financial statements follow the same accounting policies used in the most recent annual financial statements.

3. Comparative figures

Certain comparative figures have been reclassified to conform with the basis of presentation adopted in the current period.

British Columbia Securities Commission

Quarterly and Year End Report

BC Form 51-901F

______________________

ISSUER DETAILS

NAME OF ISSUER FOR QUARTER ENDED DATE OF REPORT

Y M D

QI SYSTEMS INC. March 31, 2004 2004 05 27

ISSUER'S ADDRESS

Unit 101 – 3820 Jacombs Road

CITY PROVINCE POSTAL CODE ISSUER FAX NO. ISSUER TELEPHONE NO.

Richmond BC V6V 1Y6 604-248-2306 604-248-2301

CONTACT PERSON CONTACT´S POSITION CONTACT TELEPHONE NO.

Steven R. Garman President and Chief Executive Officer 604-248-2301

CONTACT´S EMAIL ISSUER´S WEBSITE

sgarman@qisystems.ca www.qisystems.ca

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

2004 05 27

Y M D

“Steven R. Garman” - signed Steven R. Garman

DIRECTOR'S SIGNATURE PRINT FULL NAME DATE SIGNED

2004 05 27

Y M D

“Matthew Yugovich” – signed Matthew Yugovich

DIRECTOR'S SIGNATURE PRINT FULL NAME DATE SIGNED

QI SYSTEMS INC.

QUARTERLY REPORT - FOR THE THREE and NINE MONTHS ENDED MARCH 31, 2004

Expressed in US Dollars

SCHEDULE B – SUPPLEMENTARY INFORMATION

B.1. ANALYSIS OF EXPENSES

	Three months ended
	March 31, 2004	March 31, 2003
Cost of Goods Sold
Salaries and benefits	$(9,997)	$ -
Materials	21,515	14,603
Freight and courier expense	1,123	1,480
Customs and duties	46	-
Other	97	1,695
	$12,784	$17,778

Research and development
Salaries and benefits	$48,375	$60,370
Consulting and contract labour	4,537	17,791
Freight and courier expense	32	-
Miscellaneous	1,490	12,409
	$54,434	$90,570

General and Administration
Salaries and benefits	$23,114	$11,204
Consulting and contract labour	7,414	23,506
Management fees	29,351	-
Regulatory and public company exp.	14,090	2,181
Directors´ fees and expenses	-	-
Rent and premises maintenance	15,937	11,955
Office expense	800	1,049
Travel	2,236	-
Professional fees	11,526	19,902
Telephone and communication cost	2,628	2,067
Corporate finance & investor relations	-	-
Promotion and entertainment	384	-
Other	706	2,929
	$108,186	$74,793

	Three months ended
	March 31, 2004	March 31, 2003
Sales and Marketing
Salaries and benefits	$37,171	$33,868
Consulting	6,286	-
Travel	-	-
Promotional and advertising	117	-
Miscellaneous	1,252	-
	$44,826	$33,868

Other Costs (Gains)
Amortization	$1,177	$ -
Foreign exchange expense	1,790	-
Financing costs and interest	3,626	-
Bad Debt	-	-
	$6,593	$ -

B.2. RELATED PARTY TRANSACTIONS

In the three months ended March 31, 2004 the Company did not pay or accrue consulting fees to directors, officers and former directors and officers of the Company other than as related to their employment remuneration.

B.3. SUMMARY OF SECURITIES ISSUED AND OPTIONS GRANTED DURING THE PERIOD

a) SUMMARY OF SECURITIES ISSUED DURING THE THREE MONTHS ENDED MARCH 31 2004:

Class	Number	Date of issue	Consideration
Common shares to be issued for cash in private placement	1,418,182	January, February and March 2004	$312,000
TOTAL	1,418,182		$312,000

b) SUMMARY OF COMMON SHARE OPTIONS GRANTED DURING THE THREE MONTHS ENDED MARCH 31, 2004:

Nil.

B.4. SUMMARY OF SECURITIES AS AT THE END OF THE REPORTING PERIOD

a) AUTHORIZED SHARE CAPITAL:

Common Shares	200,000,000

b) ISSUED AND OUTSTANDING CAPITAL AND RECORDED VALUE:

Class

Issued

Value

Common Shares	20,086,143	$6,427,566

c) SUMMARY OF COMMON SHARE OPTIONS OUTSTANDING:

Security
Number

Exercise Price

Value

Expiry Date

Options	200,000	$1.48	$296,000	April 20, 2005
Options	300,000	$0.50	150,000	April 25, 2008
Options	185,000	$1.48	273,800	December 22, 2005
Options	466,000	$0.50	233,000	December 31, 2007
Options	80,000	$1.48	118,400	December 31, 2004
Options	141,500	$0.50	70,750	December 31, 2004
TOTAL	1,372,500		$1,141,950

SUMMARY OF WARRANTS OUTSTANDING:

Security
Number

Exercise Price

Value

Expiry Date

Warrants	3,540,000	$0.40	$1,416,000	July 17, 2004
Warrants	333,333	$0.40	133,333	Dec. 4, 2004
TOTAL	3,873,333		$1,549,333

d) TOTAL NUMBER OF COMMON SHARES IN ESCROW:

750,000 common shares.

B.5. LIST OF DIRECTORS AND OFFICERS AS AT THE DATE THIS REPORT IS FILED:

Directors

Matthew Yugovich, Chairman

Allan D. Graves, Director

Billy G. Parker, Director

William J. Reid, Director

Ronald DeBruyne, Director

Steven R. Garman, Director

Officers

Steven R. Garman, President and Chief Executive Officer

Craig Jones, Vice President – Sales and Marketing

SCHEDULE C – MANAGEMENT DISCUSSION AND ANALYSIS

DESCRIPTION OF BUSINESS

QI Systems Inc. (the “Company” or “QI”) operates as a designer, developer and marketer of hardware and software for smart cards. The Company is a leading supplier of smart cards for various vertical markets including vending machines, parking meters, photocopiers, laundry machines and water operators. QI´s products are currently in use in Canada, the United States of America, Venezuela, Hong Kong, the United Kingdom and Norway.

The Company´s SmartVend technology enables debit card purchases by consumers from a wide range of vending machine types. The SmartVend system is currently utilized in conjunction with many card schemes, including VisaCash, Mondex (Multos), CANTV (Venezuelan phone card), Touch Technology (TTI), EFM, ParkSmart, Telus, QI Card and others. Due to the modular structure of SmartVend, a single unit can run multiple card schemes in parallel with new schemes easily added at any time. SmartVend systems have been installed in Coca-Cola and Pepsi vending machines, coffee, snack and sandwich machines, laundry machines, copiers, newspaper vending boxes for such publications as USA Today and in parking machines.

The management discussion and analysis, financial statements and notes to the financial statements contained herein relate to the Company´s financial results for the quarter and the nine months ended March 31, 2004.

The Company is headquartered in Richmond, British Columbia, Canada, is a reporting issuer in British Columbia, and trades on the TSX Venture Exchange under the symbol QII.U and on the OTCBB under the symbol QIIIF.

DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION

In the opinion of the Company, the following discussion and analysis will aid in assessing and understanding the Company´s consolidated financial position, results of operations and cash flow behaviour. This discussion and analysis should be read in conjunction with -and is qualified entirely by- the Company´s audited consolidated financial statements for the year ended June 30, 2003.

The Company derives its revenues from the sale of four core products: SmartKit, SmartKit Console, SmartKid Reload Station and QLink. The Company´s central product is SmartKit, a smart card reader with proven flexibility both within the potential uses and for adaptation into new products. Leveraging this technology, QI´s engineering team has produced other products to utilize for custom solutions. While QI has primarily concentrated on supplying its products to OEM manufacturers, in the future the Company intends to provide complete compete top-to-bottom smart card solutions, increase its market penetration in existing markets, exploit other vertical markets where smart card technology is applicable and promote system sales that provide the Company with ongoing revenue streams through service contracts, upgrades and process management fees.

The quarter ended March 31, 2004 –third quarter of fiscal 2004- was an important period for the Company as it laid down the foundation for introducing QI´s products to the gaming industry, with a focus on the North American market. To this effect, the Company completed a series of regulatory requirements applicable to vendors of the gaming industry. Also during the period, the Company received an order to upgrade bulk water control and wastewater management systems previously supplied to Aurora Bar Code Technologies of Edmonton, Alberta and installed at the City of Dawson Creek, B.C. During the quarter a further order for supply of water control systems to the city of Loveland, Colorado, was received. This order will be supplied in the fourth quarter of fiscal 2004.

Without diverting its attention from its current client base, the Company achieved revenue of $76,323 and a gross margin of 83% during the quarter. Operating expenses decreased slightly during the period. The Company posted a net loss of $149,614 compared to a loss of $130,231 in the preceding quarter and a loss of $88,380 in the comparative quarter of fiscal 2003.

The Company has consistently continued to work towards refinancing operations in two phases. Phase 1 consists of securing short-term bridge financing to support daily operations. Phase 2 targets longer term capital funding to support an aggressive sales and marketing program. The Company retained the services of MidSouth Capital of Atlanta, Georgia, to assist in its funding efforts. Please refer to the Liquidity and Financial Resources section in this report for detailed disclosure of the Company´s capital raising efforts in support of Phase 1 during fiscal 2004.

A detailed analysis of the Company´s financial performance for the quarter ended March 31, 2004 is presented in the following paragraphs. Readers of this report are cautioned that all figures –except as noted otherwise- are in United States Dollars.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2004

Revenues and cost of sales

Revenues for the quarter ended March 31, 2004 were $76,323 compared to revenues of $84,701 for the quarter ended December 31, 2003. Sales were placed within the company´s traditional markets, predominantly to clients in the parking industry.

For comparative purposes, during the quarter ended March 31, 2003, revenues were $128,574, the result of a significant one-time order during that period.

Gross profit for the quarter ended March 31, 2004 was $63,539 or 83% of sales. Gross profit in the preceding quarter was $60,954 or 72% of sales. The increase in gross profit is derived from decreased cost of sales due in part to the reclassification of employee-related expenses formerly allocated to cost of sales to both administration and sales/marketing.

General and Administrative

General and Administrative expenses include legal, accounting, auditing, regulatory, insurance, office expenses, rent expense, investor relations, administrative salaries, management fees, corporate finance and travel expense, amongst others. In the quarter ended March 31, 2004 these costs were $108,186, compared to $105,378 recorded in the preceding quarter and $74,793 for the comparative period of fiscal 2003.

The slight increase in General and Administrative spending reflects the effect of the reallocation of certain employee-related expenses to General and Administrative expense. However, during the quarter there was a reduction in most lines of administrative and general expenses when compared to the prior period. At the current level of operations, the Company anticipates that General and Administrative expense will be consistent with these quarter´s results in subsequent periods.

Research and Development Costs

Research and development expense for the three months ended March 31, 2004 was $54,434 compared to $73,675 in the preceding quarter and $90,570 in the comparative period of fiscal 2003. The decrease in these costs as compared to the previous quarter reflects lower salary expense due to the elimination of one position, as well as reduced consulting expense. The variance against prior year results is also derived from lower staffing levels.

Sales and Marketing

Sales and marketing expense for the three months ended March 31, 2004 was $44,826 compared to $32,852 in the quarter ended December 31, 2003 and $33,868 recorded in the quarter ended March 31, 2003. The increase in these expenses is derived in part from the reallocation of employee-related costs to Sales and Marketing and from consulting expense related to the Company´s incursion into new markets.

Financing and Interest

During the quarter ended March 31, 2004, interest charges were $3,626, compared to $173 in the quarter ended December 31, 2003 and nil recorded in the quarter ended March 31, 2003.

Amortization

Amortization expense in the three months ended March 31, 2004 was $1,177. In the preceding quarter, $1,222 of amortization charges were recorded, and in the comparative period of fiscal 2003, these charges were nil due to the failure of the Company to accrue amortization expense on a monthly and quarterly basis.

Net Loss

Net loss for the quarter ended March 31, 2004 was $149,614 compared to a loss of $130,231 the previous quarter and a loss of $88,380 in the quarter ended March 31, 2003. The Company´s increased quarterly losses are derived from a combination of seasonal decrease in revenues and higher cost of sales in the period.

RESULTS OF OPERATIONS FOR THE NINE MONTHS ENDED MARCH 31, 2004

Revenues and cost of sales

Revenues for the nine months ended March 31, 2004 were $236,978 compared to revenues of $370,579 for the nine months ended March 31, 2003.

The decline in revenues is derived from the fact that in the nine months ended March 31, 2003, the company had a significant contract that accounted for the majority of the revenue recorded in the period.

Gross profit for the nine months ended March 31, 2004 was $166,060 or 70% of sales. Gross profit in the nine months ended March 31, 2003 was $370,579 or 78% of sales. Certain employee-related expenses that had been allocated to cost of sales during the six months ended December 31, 2003 were reallocated in the reporting quarter to both General/Administrative and Sales/Marketing expenses. This reclassification accounts for the reduced balance in cost of sales for the nine-month period.

General and Administrative

General and Administrative expenses include legal, accounting, auditing, regulatory, insurance, office expenses, rent expense, investor relations, administrative salaries, management fees, corporate finance and travel expense, amongst others. In the nine months ended March 31, 2004, these costs were $592,143, compared to $273,867 recorded in the comparative period of fiscal 2003.

The increase in General and Administrative spending reflects reclassification of certain expenses in the Company and substantial corporate finance advisory and investor relations expense in the first quarter of the current fiscal year.

Research and Development Costs

Research and development expense for the nine months ended March 31, 2004 was $205,366 compared to $268,315 in the comparative period of fiscal 2003. The decrease reflects reduced staffing levels and lower consulting costs.

Sales and Marketing

Sales and marketing expense for the nine months ended March 31, 2004 was $123,905 compared to $95,066 in the nine months ended March 31, 2003. The increase is related to reclassification of staffing costs, changes in staffing levels and to sales and marketing consulting fees.

Financing and Interest

During the nine months ended March 31, 2004, interest charges were $4,668, compared to nil in the nine months ended March 31, 2003.

Amortization

Amortization expense in the nine months ended March 31, 2004 was $3,569. In the comparative period of fiscal 2003, these charges were nil due to the failure of the Company to accrue amortization expense on a monthly and quarterly basis.

Net Loss

Net loss for the nine months ended March 31, 2004 was $742,405, compared to a loss of $345,190 recorded in the nine months ended March 31, 2003. The Company´s increased losses are derived from a combination of reduced revenues and increased operating expenses, particularly general and administrative expense, as described in detailed in the preceding paragraphs.

SPECIAL SHAREHOLDER RESOLUTIONS

The Company´s Annual General Meeting (AGM) for fiscal year 2003 was held at the Best Western Richmond Hotel and Convention Centre, 7551 Westminster Highway, Richmond, British Columbia, on December 12, 2003 at 2:00 p.m. local time.

LIQUIDITY AND FINANCIAL RESOURCES

The Company had cash of $14,361 at March 31, 2004 (December 31, 2003: cash deficit of $27,562), with a working capital deficiency of $275,924(December 31, 2003: working capital deficiency of $434,159).

Trade accounts receivable, net of allowances, were $48,187 at March 31, 2004, from $23,087 at December 31, 2003, indicating an increase in days outstanding for accounts receivable. Inventory at March 31, 2004 was $192,681. On December 31, 2003 the Company held $194,857 in inventory.

Accounts payable and accrued liabilities were $532,454 on March 31, 2004 from $631,192 at December 31, 2003. The reduction in trade debt is a direct result of the Company´s increased ability to meet trade debt following partial receipt of funds raised through the third private placement of the year.

During the three months ended March 31, 2004 the Company experienced a net increase in cash and cash equivalents of $41,923, compared to a net decrease in cash and cash equivalents of $28,686 in the three months ended December 31, 2003.

During the quarter under review the Company did not make any investment activities such as acquisition of plant or equipment, nor did this occur in the preceding quarters of the current fiscal year.

In terms of financing activity and its effects in cash flows, in the three months ended March 31, 2004 the Company secured additional cash proceeds from the issuance of capital in the amount of $312,000 and slightly decreased the existing shareholder loans, by $7,903.

At March 31, 2004, the Company's ability to continue as a going concern was dependent on its ability to achieve and sustain profitable operations over the long term. The Company needed to rapidly eliminate its cash losses and secure additional sources of capital to sustain operations while working towards increasing revenues.

SUBSEQUENT EVENTS

None to report.